

August 19, 2013

Via E-mail
Mr. Jonathan Brown
Interim Chief Financial Officer
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

      Re: Newcastle Investment Corp.
              Form 10-K for the year ended December 31, 2012
              Filed February 28, 2013
              File No. 1-31458

Dear Mr. Brown:

We have read your supplemental response letter dated August 15, 2013, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 9A. Controls and Procedures, page 148

1.   We have reviewed your response to our prior comment, noting you determined the material weakness identified in your internal control over financial reporting (ICFR) did not affect your conclusion that your disclosure controls and procedures (DCP) were effective at December 31, 2011. Please note that DCP include the components of ICFR that provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with GAAP. To the extent ICFR impacts public disclosure, DCP are inclusive of such internal controls, as DCP apply to all material information to be included in a report, within and outside the financial statements. Considering the fact that the material weakness identified in your ICFR resulted in a restatement of your financial statements and your response to our prior comment 5 in our letter dated June 27, 2013, in which you state that the material

weakness resulted from error in the analysis of the accounting principles applicable to the reporting of a non-routine transaction, please explain in detail how you concluded that disclosure controls and procedures were effective as of December 31, 2011.

2.	In addition to above, please provide further detail and identify the steps you have taken to address the material weakness in your internal control over financial reporting and identify the time period during which such steps were taken to remediate the material weakness as of December 31, 2012. Also tell us how you determined that your remediation efforts were successful given that your independent registered public accounting firm identified the error subsequent to December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at (202) 551-3585 or Duc Dang, Special Counsel at (202) 551-3386 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief